SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated November 3, 2005, regarding the repurchase of its corporate bonds.

2	Letter to the Buenos Aires Stock Exchange dated November 7, 2005, regarding the sale of Telinver S.A. shares.

3	Letter to the Buenos Aires Stock Exchange dated November 7, 2005, regarding the resignation and appointment of the Secretary General and Secretary of the Board of Directors.

4	Letter to the Buenos Aires Stock Exchange dated November 7, 2005, informing of a new Officer for Market Relations.

5	Letter to the Buenos Aires Stock Exchange dated November 7, 2005, regarding an agreement with Telefónica Mundo S.A.

6	Letter to the Buenos Aires Stock Exchange dated November 8, 2005, regarding the Board’s approval of the financial statements and other documentation corresponding to the nine-month period ended as of September 30th, 2005.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, November 3rd, 2005

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant fact. Notification of CBs repurchase

Dear Sirs,

     I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, in order to inform that yesterday the Company has repurchased its corporate bonds as follows:

- Class 3 Fixed Rate Series Coupon 8% due in February 2006, Par Value $ 15,633,753.

     Please notice that the Company will proceed to pay off the above mentioned bonds and inform the outstanding remaining amount.

Yours sincerely,

Pablo Llauró
Attorney

Item 2
Telefónica de Argentina S.A.

Buenos Aires, November 7, 2005.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Sale of Telinver S.A. shares

Dear Sirs,

     I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23, subsection b) of the Listing Regulation.

     Further to the above, please be advised that Telefónica de Argentina S.A. Board of Directors in the meeting of today resolved to approve the sale to Telefónica Publicidad e Información S.A. and Telefónica Publicidad e Información Internacional S.A. (jointly “TPI”), companies organized in the Kingdom of Spain, of 100% of the shares in Telinver S.A., company of Telefónica Group organized in the Argentine Republic and engaged in the publishing of telephone directories. The value of the transaction has been set at 74 million US dollars, at which the net financial debt and provision for risks to be verified at October 31, 2005 will be discounted.

     In this connection, the Board has approved the execution of contracts to implement this transaction to be carried out in the next days.

      This approval by the Board has the relevant opinion of the Company's Audit Committee and is available to the Shareholders at the company’s address at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires from 10 a.m. to 12 p.m. and 3:00 p.m. to 6:00 p.m. Said opinion states that the transaction is carried out under market conditions.

Yours sincerely,

Item 3
Telefónica de Argentina S.A.

Buenos Aires, November 7, 2005.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Resignation and appointment
of the Secretary General and Secretary of the Board of Directors

Dear Sirs,

      I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

      In that connection please be advised that Mr. Manuel Alfredo Alvarez Trongé has been appointed as Secretary General of Telefónica Internacional, S.A. based in Madrid, Spain. For said reason, he has resigned to his position as Secretary of the Board and Secretary General of Telefónica de Argentina S.A. (TASA), and his resignation has been accepted by the Company’s Board. The Board’s members have unanimously congratulated him on this new position in Telefónica Group and expressed their most sincere recognition for this excellent work since his appointment to the General Secretariat of Argentina.

      Likewise, the Company’s Board resolved to appoint as new Secretary of the Board, Mr. Alejandro Lastra who will, in turn, be TASA Secretary General. Mr. Alejandro Pinedo has been appointed as Corporate Secretary General of Telefónica in the country.

Yours sincerely,

Item 4
Telefónica de Argentina S.A.

Buenos Aires, November 7, 2005.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: New Officer for Market Relations.

Dear Sirs,

      I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 5, Decree No. 677/01.

      Further to the above, please be advised that the Company's Board of Directors, in the meeting of today and with the participation of the Statutory Committee, appointed Mr. Alejandro Lastra as the new Officer for Market Relations.

Yours sincerely,

Item 5
Telefónica de Argentina S.A.

Buenos Aires, November 7, 2005.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreement with Telefónica Mundo S.A.

Dear Sirs,

      I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

      Further to the above, please be advised that the Company's Board of Directors, in the meeting of today, approved the execution of an agreement with Telefónica Mundo S.A., a subsidiary of CTC Chile and part of Telefónica Group, to lease two links for data transmission services.

      The value of the transaction amounts to 13 million US dollars, in a 7 year-term.

      This approval by the Board has the relevant opinion of the Company's Audit Committee and is available to the Shareholders at the company’s address at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires from 10 a.m. to 12 p.m. and 3:00 p.m. to 6:00 p.m. Said opinion states that the transaction is carried out under market conditions.

Yours sincerely,

Item 6
Telefónica de Argentina S.A.

Buenos Aires, November 8th, 2005

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Information of Section 63 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation, in order to report that the Company's Board, in the meeting held on November 7th, 2005 approved the financial statements and other documentation corresponding to the nine-month period ended as of September 30th, 2005.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income (Loss):

- Ordinary Income (Loss)	$ 80

- Extraordinary Income (Loss)	$ -

2)	Breakdown of Shareholders’ Equity by item and amount:

- Capital Stock (par value)	$ 407(a)
- Capital Stock Adjustment	$ 486
- Premium on Common Stock	$ 172
- Other Contributions	$ 19
- Legal Reserve	$ 71
- Retained earnings – loss	$ (2,187)

Total Shareholders’ Equity	$ (1,032)

a)	Includes $2, authorized to public offering, pending issue.

3)	The impact of the peso appreciation on the consolidated net monetary position in foreign currency amounted to a $135 million profit during the nine-month period ended as of September 30th, 2005.

4)	Find below the Company’s Capital Stock composition as of September 30th, 2005:

Class A Common Shares (5 votes)	Class B Common Shares (1 vote)	Class B Common Shares pending Issue (1 vote) (a)	Company’s Capital Stock
30,427,328 (7.52% of capital stock)	374,302,032 (92.48% of capital stock)	2,000,000	406,729,360

Telefónica de Argentina S.A.

On October 6th, 2005, the Board of Directors approved the final amount for a capital increase of 1,786,790,169 Class "B" common shares, including the 2,000,000 shown on the above table (see (a)), which –as of that date- were fully subscribed and paid in; thus, the Company's capital stock amounted to 2,191,519,529. To date, the above increase is pending registration with the Public Registry of Commerce.

Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder of the Company, TELEFÓNICA INTERNACIONAL S.A. (TISA). Furthermore, notice that TISA belongs to Grupo TELEFÓNICA S.A.

Shareholder	Address	Class A Common Shares (5 votes)	Class B Common Shares (1 vote)
TELEFÓNICA INTERNACIONAL S.A.	Gran Vía 28 28013 Madrid - Spain	30,427,328 (7.62% of capital stock)	374,128,147 (92.43% of capital stock)

Business Group Composition:

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at the closing date of the period ended at September 30th, 2005.

Shareholder	Class A Common Shares (5 votes)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock
Public	---------------	173,885 (0.046% of Class B Common Shares)	173,885	0.043%

Best regards,

Claudia Ferreyra	Pablo Llauró
Accounting Manager	Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: November 14, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel